BOARD RESOLUTIONS

REGARDING

LEGG MASON BW ABSOLUTE RETURN OPPORTUNITIES FUND (THE “FUND”)

FEBRUARY 24-25, 2011

Expense Limitations

WHEREAS:	The investment manager of the Fund (the “Manager”), with the intention of creating a binding agreement, has offered to forgo fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, taxes, extraordinary expenses, dividend expense on short sales, brokerage commissions and acquired fund fees and expenses) to the amounts set forth in the materials presented to this meeting and intended for inclusion in the Fund’s prospectus, subject to the following terms:

•

That said limits on total operating expenses will continue until December 31, 2012, unless modified or terminated prior to that date by agreement of the Manager and the Board, and may be terminated at any time after that date by the Manager;

•	That the arrangement may be modified by the Manager to decrease total annual operating expenses of a Class or the Fund at any time;

•

That the Manager is permitted to recapture amounts forgone or reimbursed to a Class within three years after the year in which the Manager earned the fee or incurred the expense if the Class’s total annual operating expenses have fallen to a level below the limit described above; and

•

That in no case will the Manager recapture any amount that would result, on any particular business day of the Fund, in a Class’s total annual operating expenses exceeding the limit described above or any other lower limit then in effect;

NOW THEREFORE, as to each Class of the Fund listed in the materials presented to this meeting, be it

RESOLVED:	That the Board approves and accepts such agreement.

BOARD RESOLUTIONS

REGARDING

LEGG MASON STRATEGIC REAL RETURN FUND (THE “FUND”)

NOVEMBER 17-18, 2010

WHEREAS,	LMPFA has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, brokerage, dividend expense on short sales, taxes and extraordinary expenses) to the amounts set forth in the Treasurer’s Report and as presented to and described at this meeting, subject to recapture as described below; therefore, as to each listed class of [the] fund, be it

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

1) That this arrangement will continue until December 31, 2012, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and may be terminated at any time after that date by LMPFA;

2) That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class or fund at any time;

3) That the manager is permitted to recapture amounts waived or reimbursed to the fund within three years after the year in which LMPFA earned the fee or incurred the expense if the fund’s total annual operating expenses have fallen to a level below the limit described above; and

4) That in no case will LMPFA recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the limit described above or any other limit then in effect; and further